Capitalisation and Indebtedness	Exhibit 99.2

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2018. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30.06.18
(000)
Share Capital of Barclays Bank PLC
Ordinary shares - issued and fully paid shared of £1 each	2,342,559
Preference shares - issued and fully paid shares of £1 each	1
Preference shares - issued and fully paid shares of U.S.$100 each	58
Preference shares - issued and fully paid shares of U.S.$0.25 each	106,000
Preference shares - issued and fully paid shares of €100 each	32

£m
Group equity
Called up share capital	2,361
Share premium account	12,092
Other reserves	3,071
Other equity instruments	6,912
Retained earnings	23,754
Total equity excluding non-controlling interests	48,190
Non-controlling interests	2
Total equity	48,192
Group indebtedness[1]
Subordinated liabilities	17,190
Debt securities in issue	57,905
Total indebtedness	75,095
Total capitalisation and indebtedness	123,287
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	14,051
Performance guarantees, acceptances and endorsements	4,329
Total contingent liabilities	18,380
Documentary credits and other short-term trade related transactions	1,055
Standby facilities, credit lines and other commitments	244,246
Total commitments	245,301

1	“Group indebtedness” includes interest accrued as at 30 June 2018 in accordance with International Financial Reporting Standards.

Barclays Bank PLC	80